SAMSON OIL & GAS REPORTS INTERIM FLOWBACK RATE GENE 1-22H

Denver 1700 hours April 13th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) provides operational advice on the Gene 1-22H frac and initial flowback.

Gene #1-22H (30.6% working interest)

Fracture stimulation operations at the Gene #1-22H well located in Williams County, North Dakota have been successfully completed and flow back operations have been continuing since the last report.  The oil rate over the last 24 hours (to 0800 hours CST this morning) was 859 BOPD with a gas rate of 1,010  MCFD which is 1,027 BOEPD.  The oil cut is 45%, which is, as expected, increasing as the frac fluid is recovered.

A further report will be made to the market when the oil cut has been stabilized.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,295 million ordinary shares issued and outstanding, which would be the equivalent of 64.7 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.76 per ADS on April 13th 2010 the company has a market capitalization of approximately US$49.2 million.  Correspondingly, based on the ASX closing price of A$0.038 on April 13th, 2010, the company has a market capitalization of A$49.21 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.